SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                     __________________

                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED,
     EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2000

                             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _______ to _______


               Commission file number 1-12504


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich
Property Management Company Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    The Macerich Company
              401 Wilshire Boulevard, Suite 700
               Santa Monica, California 90401

                    REQUIRED INFORMATION


The Macerich Property Management Company Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.


                         SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 28th day of June 2001, by the undersigned hereunto duly authorized.

                         THE MACERICH PROPERTY MANAGEMENT
                         COMPANY PROFIT SHARING PLAN

                         By: /s/ Richard A. Bayer
                             ----------------------------
                              Richard A. Bayer, Trustee


                         By: /s/ Arthur M. Coppola
                             ----------------------------
                              Arthur M. Coppola, Trustee


                         By: /s/ Thomas E. O'Hern
                             ----------------------------
                              Thomas E. O'Hern, Trustee

                          THE MACERICH
                   PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST

                      FINANCIAL STATEMENTS

                        DECEMBER 31, 2000



                              WITH

                  INDEPENDENT AUDITORS' REPORT
                  AND SUPPLEMENTARY INFORMATION

             INDEX TO FINANCIAL STATEMENTS




                                                      Page
                                                      ----

Independent Auditors' Report                             1

Statements of Net Assets Available for Plan Benefits     2

Statement of Changes in Net Assets Available
for Plan Benefits                                        3

Notes to Financial Statements                          4-9

Supplementary Information                            10-11

                  Independent Auditors' Report





To the Administrative Committee of
The Macerich Property Management Company Profit
Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Macerich Property Management Company Profit Sharing Plan and
Trust Plan as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the years ended
December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Los Angeles, California
June 25, 2001

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------

                             ASSETS

                                              December 31
                                             2000       1999
                                             ----       ----
INVESTMENTS, at fair value
  Alger Capital Appreciation Fund      $   205,560 $
  Fidelity Puritan Fund                        123   1,345,927
  Fidelity Growth and Income Fund        3,905,734   4,179,753
  Goldman Sachs Capital Growth Fund        466,366     195,232
  Macerich Common Stock Fund               124,402      60,579
  Putnam Global Growth Fund              2,570,965   3,500,994
  Reliastar Balanced Value Fund          1,523,703
  Reliastar Fixed Interest Fund          1,703,328   1,495,387
      Salomon Brothers Capital Fund        409,337      43,051
                                        ----------  ----------
                                        10,909,518  10,820,923
                                        ----------  ----------


RECEIVABLES
  Employer contribution                    926,717     832,881
  Participants' contributions
                                        ---------- -----------
                                       $   926,717     832,881
                                       ----------- -----------

                                       $11,836,235 $11,653,804
                                       ----------- -----------

                          LIABILITIES

BENEFITS PAYABLE
                                       ----------- -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS $11,836,235 $11,653,804
                                       =========== ===========


The accompanying notes are an integral part of these statements.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
               STATEMENT OF CHANGES IN NET ASSETS
                   AVAILABLE FOR PLAN BENEFITS
              FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------


                                           For the Year Ended
                                           December 31, 2000
                                           ------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Employer contribution                    $     926,717
  Participants' contribution                   1,545,250
  Investment income:
    Dividend and interest income                  76,243
    Net (depreciation) appreciation of
    fair value of investments                 (1,159,297)
                                           -------------
                                               1,388,913
                                           -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                1,206,482
                                           -------------
NET INCREASE IN PLAN NET ASSETS                  182,431

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR                             11,653,804
                                           -------------
END OF YEAR                                $  11,836,235
                                           =============


The accompanying notes are an integral part of these statements.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------


NOTE 1:  DESCRIPTION OF PLAN
----------------------------

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the "Plan") provides Only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan, which was originally adopted on January 1, 1984, is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company (the "Company" and the "Plan Administrator"). The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1995, the Plan was amended to include a participant directed 401(k) option for employees. The Plan was restated and amended effective February 1, 1999 in order to increase the number of investment options provided to Plan Participants, as well as clarify the language of the Plan document. Effective April 1, 1999, the Plan was amended a second time to allow for the acceptance of "rollover" contributions from other qualified plans.

Administration
--------------
The Company has designated an Administrative Committee (the "Committee"), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O'Hern, officers of the Company. Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records. The committee approved Reliastar Retirement Plans (the "Custodial Trustee") to receive plan contributions from the Company and invest and safeguard the Plan's assets held for investment purposes as directed by the committee.

Trustee
-------
In accordance with the provisions of the Plan, all members of The Committee act as the Trustees of the Plan. The Trustee's primary duties are to receive contributions, invest assets and pay benefits.

Employee Participation and Eligibility
--------------------------------------
All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available. An eligible employee may enter the Plan on the January 1 or July 1 which follows satisfaction of the eligibility requirements. The plan was amended on December 1, 2000 to change the plan entry periods. Effective January 1, 2001, an eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, which follows satisfaction of the eligibility requirements.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
                          (CONTINUED)
--------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)
----------------------------------------

Employee Participation and Eligibility, Continued
-------------------------------------------------
Effective July 1, 1997, the Plan was amended to give employees of newly acquired properties credit for years of service earned prior to Macerich's ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following the completion of their ninety day probationary period. Any employee has the option to be excluded from the Plan.

Contributions
-------------
The Company may make contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments. The formula for calculating the contributions in any year is discretionary and determined by the Company. In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants' compensation for any Plan year. In 2000 and 1999 the Company contributed three percent (3%) of the participants' compensation totaling $926,717 and $832,881, respectively.

Vesting Provisions
------------------
A participant is fully vested in his/her contributions to the Plan. A participant vests in Company contributions twenty percent (20%) after three years of service, and vests an additional twenty percent (20%) per year at the end of years four through seven. The participant is fully vested at the end of seven years of service. Service is calculated using all years of service. Additional vesting provisions are as follows:

     * Retirement and death - a participant will be 100% vested upon:
     * Retirement on or after normal retirement date;
     * Death prior to termination of employment; or
     * Permanent disability prior to termination of employment.

The Plan was amended on December 1, 2000 to change the vesting provisions. Company contributions to the Plan became 100% vested as of January 1, 2001.

Forfeitures
-----------
A participant forfeits all non-vested benefits upon terminating employment prior to becoming 100% vested in their profit sharing account if he/she receives a distribution of all vested benefits. If no distributions are made upon termination, a participant forfeits all non-vested benefits after five consecutive breaks in service have occurred. A break in service is any Plan year with less than 501 hours of service. Forfeitures are generally added to the profit sharing contributions made by the Company for the following plan year, and allocated proportionately to all eligible participants based on pay.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
                          (CONTINUED)
--------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)
----------------------------------------

Allocation of Contributions and Earnings
----------------------------------------
All contributions and forfeitures shall be allocated to the account of each participant with 1,000 hours of service and employed by the Company on the last day of such Plan year. Allocations are based on the ratio of the participant's compensation for the Plan year to the total of the compensation of all participants in the Plan. For the year ended December 31, 1999 forfeitures of $25,763 were allocated to eligible participants' accounts. For the year ended December 31, 2000, forfeitures of $31,069 were held in account in the Plan that have not been allocated.

Earnings are allocated to all participants in the Plan with a balance at the beginning of the Plan year based on the ratio of the participant's balance to the total of all the participants' balances.

     * Vested service - A participant shall be credited with one year of vested service for each Plan year during which he/she has completed 1,000 hours of service, including years worked before entering the Plan.

Benefit Payments
----------------
The benefits to be paid to the participant or to his/her beneficiary shall depend on the time and basis for termination of the participant's employment as follows:

     * Upon retirement, death, or becoming permanently disabled, the participant or his/her designated beneficiary will be given the option to receive payment in one of the following forms:
     * Single lump sum distribution equal to the value of his/her account; or
     * Periodic payments over a period not to exceed participant's life expectancy; or
     * Purchase of an annuity.

Upon termination of service, a participant will be paid his or her vested account balance no later than sixty days after the plan year in which the participant incurs the break in service, or earlier if the Committee so designates.

Tax Status
----------
The Internal Revenue Service has issued a determination letter dated March 6, 1991, under Section 401 (a) of the Internal Revenue Code, the Plan is qualified and the Trust established under the Plan is exempt from Federal income taxes under the provision of Section 501(a). The Plan has been amended since receiving the first determination letter. The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code. Effective December 1, 2000, the Plan was amended and restated. The Plan Administrator believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from income taxes.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
                          (CONTINUED)
--------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)
----------------------------------------

Pension Benefit Guaranty
------------------------
Benefits provided by the Plan are not insured by the Pension
Benefit Guaranty Corporation (PBGC) under Title IV of ERISA, as
ERISA's insurance provisions are not applicable to the Plan.

Plan Expenses
-------------
All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund.
For the years ended December 31, 2000 and 1999, there were no administrative expenses paid from the Plan trust fund. The investment options have certain management fees which reduce the overall return on assets. The net depreciation on investments is reflected net of the management fees.


NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

Basis of Presentation
---------------------
The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
---------------------
The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.


NOTE 3:  INVESTMENTS
--------------------

Participants may choose to direct the investments of their accounts from the following:

Reliastar Fixed Interest Fund
-----------------------------
This Fund provides investors with stable, long-term investment growth with minimal risk. All money deposited into a certificate earns a guaranteed rate of return, credited daily until maturity. For 2000, interest rates ranged from 5.0% to 5.2%. The Fund invests in corporate and government bonds as well as mortgage backed securities. To maintain liquidity the Fund holds a portion of assets in cash and cash equivalents.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
                          (CONTINUED)
--------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

Reliastar Balanced Value Fund
-----------------------------
This Fund invests in both fixed income securities and common stocks with an overall objective to provide a combination of growth of capital and investment income. The Fund may invest up to 25% of total assets in lower grade high-yield securities or junk bonds. To provide liquidity, the Fund also holds a portion of its assets in various types of U.S. Government securities and money market instruments.

Alger Capital Appreciation Fund
-------------------------------
This Fund seeks long-term capital appreciation. The Fund normally invests at least 85% of assets in equity securities issued by companies of any size. Convertible securities acquired by the fund must be rated A or better. The Fund generally maintains up to 15% of assets in money-market instruments and repurchase agreements.

Goldman Sachs Capital Growth Fund
---------------------------------
This Fund seeks to provide long-term growth of capital by investing at least 90% of its assets in a diversified portfolio of equity securities of well-known companies with strong brand franchises. While the Fund primarily invests in publicly traded U.S. securities it may invest up to 10% of its total assets in foreign securities.

Fidelity Growth & Income Fund
-----------------------------
This Fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk.
The Fund invests in securities of companies which offer growth of earnings potential while paying current dividends. This may include any combination of common stock, convertible securities, preferred stock and fixed income securities.

Putnam Global Growth Fund
-------------------------
This Fund seeks to limit the risks of currency fluctuations and political events by spreading its investments among countries around the world including the United States. Putnam's growth portfolio analysts seeks to identify companies with a strong growth potential for having above average growth over time.

Salomon Brothers Capital Fund
-----------------------------
This Fund seeks capital appreciation through investments primarily in common stock, or securities convertible into common stock, which are believed to have above average price appreciation potential and which may also involve above average risk. The Fund invests in the stocks of well known companies, relatively small and newer companies as well as in new issues and may be subject to wide fluctuations in market value.

Macerich Common Stock Fund
--------------------------
This Fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company. The Fund allows Plan members the ability to participate in the ownership of their employer's common stock.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS
                          (CONTINUED)
--------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000.

        Fidelity Growth and Income Fund      $ 3,905,734
        Putnam Global Growth Fund            $ 2,570,965
        Reliastar Balanced Value Fund        $ 1,523,703
        Reliastar Fixed Interest Funds       $ 1,703,328


NOTE 4:  PLAN TERMINATION
-------------------------
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The agreement with the Reliastar provides for termination fees should the Company terminate the Plan or change custodians prior to meeting certain conditions as defined in the agreement.

--------------------------------------------------------------
           THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                   EIN 95-4203908 PLAN NO. 001
--------------------------------------------------------------




                    SUPPLEMENTARY INFORMATION

                  SCHEDULES PROVIDED PURSUANT TO
          THE DEPARTMENT OF LABOR RULES AND REGULATIONS





     Note:  Certain schedules required under the Employee
            Retirement Income Security Act of 1974 have been omitted as they are not applicable.

--------------------------------------------------------------
            THE MACERICH PROPERTY MANAGEMENT COMPANY
                  PROFIT SHARING PLAN AND TRUST
                   EIN 95-4203908 PLAN NO. 001
              SCHEDULE OF ASSETS (HELD AT YEAR END)
                        DECEMBER 31, 2000
--------------------------------------------------------------



 Identity
 of Issuer    Description of Investment            Market Value
----------    -------------------------            ------------

Alger         Alger Capital Appreciation Fund      $    205,560
Fidelity      Fidelity Puritan Fund                         123
Fidelity      Fidelity Growth and Income Fund         3,905,734
Goldman Sachs Goldman Sachs Capital Growth Fund         466,366
Macerich*     Macerich Common Stock Fund                124,402
Putnam        Putnam Global Growth Fund               2,570,965
Reliastar*    Reliastar Balanced Value Fund           1,523,703
Reliastar*    Reliastar Fixed Interest Fund           1,703,328
Salomon
Brothers      Salomon Brothers Capital Fund             409,337
                                                  -------------
                                                  $  10,909,518
                                                  =============

*Indicates a party-in-interest



The accompanying notes are an integral part of this supplemental
Schedule.